[redacted]

15048668

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 53573

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Marwood Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

733 Third Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel — 212-509-7800
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KGS LLP
(Name – *if individual, state last, first, middle name*)

125 Jericho Turnpike, Suite 300	Jericho	New York	11753-1024
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

*AB 3/12

OATH OR AFFIRMATION

I, Howard Spindel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marwood Group LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NAJIVI C. TURNER
Notary Public - State of Florida
My Comm. Expires Apr 30, 2016
Commission # EE 194033

Signature

Financial and Operations Principal
Title

Feb 26, 2015
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' or Members' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 17-5.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

MARWOOD GROUP LLC

(A Wholly-Owned Subsidiary of Marwood Group & Co. USA LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

MARWOOD GROUP LLC
(A Wholly-Owned Subsidiary of Marwood Group & Co. USA LLC)

CONTENTS

KGS LLP
Certified Public Accountants

125 Jericho Turnpike, Suite 300
Jericho, NY 11753-1024
(516) 997-7500 Fax: (516) 997-3480
Email: info@kgsllp.com

Report of Independent Registered Public Accounting Firm

To the Member of
Marwood Group LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Marwood Group LLC (a wholly owned subsidiary of Marwood Group & Co. USA LLC) (a New York Limited Liability Company) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Marwood Group LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

Auditors' Responsibility

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Marwood Group LLC as of December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

KGS LLP

Jericho, NY
February 26, 2015

MARWOOD GROUP LLC
(A Wholly-Owned Subsidiary of Marwood Group & Co. USA LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

Assets		
Cash	$ 608,150	
Accounts receivable	452,818	
Total Assets		$ 1,060,968
Liabilities and Member's Equity		
Liabilities		
Accrued expenses and other liabilities		$ 9,122
Contingencies		
Member's Equity		1,051,846
Total Liabilities and Member's Equity		$ 1,060,968

The accompanying notes are an integral part of these financial statements.

MARWOOD GROUP LLC
(A Wholly-Owned Subsidiary of Marwood Group & Co. USA LLC)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2014

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Marwood Group LLC (the "Company"), a wholly-owned subsidiary of Marwood Group & Co. USA LLC (the "Parent"), was formed under the laws of the state of New York. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company's business consists primarily of acting as a placement agent for investment management firms.

As provided for in the Company's operating agreement, the Company will continue indefinitely unless terminated sooner pursuant to certain events as defined in the operating agreement.

The Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH

The Company maintains cash with major financial institutions. At times, cash may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation insurance limits.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company generally does not require collateral or other security to support client receivables, although the Company does require retainers and up-front deposits in certain situations. At December 31, 2014, the Company determined that no reserve against accounts receivable was required. While bad debt expense has historically been within management's expectations, the Company cannot guarantee that it will continue to experience the same credit loss rates that it has in the past. If the financial condition of clients was to deteriorate, resulting in an impairment of their ability to make payments, an allowance may be required.

At December 31, 2014, two clients accounted for approximately $402,818 and $50,000 or approximately 89% and 11%, respectively, of total accounts receivable. The Company believes the number of clients that comprise the Company's client base in the various geographic regions in which the Company's clients operates limits concentrations of credit risk with respect to revenues and accounts receivable.

REVENUE RECOGNITION

The Company acts as a solicitor for investment management firms (the "clients"), and receives success fees in an amount equal to a contractually stated percentage of either assets under management or management fee revenues actually received by the clients in accordance with the terms of the related contracts. Success fees are earned based on a percentage of assets under management or when management fee revenues are earned by the clients.

Consulting fees consist primarily of retainer fees. These fees are determined in accordance with the terms of the related contracts and earned ratably over the contract period.

During the year ended December 31, 2014, three clients accounted for approximately $1,734,000, $570,000 and $289,000 or approximately 60%, 20% and 10%, respectively, of the Company's revenues.

The Company is also committed to paying commissions to certain Company executives pursuant to the terms of their employment agreements. These commissions are based on a percentage of the consulting fees and success fees received by the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The Company is a single member limited liability company and, therefore, is considered a disregarded entity for income tax purposes. The members of a limited liability company are taxed on their proportionate share of a company's federal and state taxable income. Accordingly, no liability for federal or state income taxes has been included in these financial statements.

The amount recorded as the provision for income tax expense within these financial statements represents the Company's share of the Parent's New York City Unincorporated Business Tax ("NYCUBT"). The NYCUBT is calculated as if each company filed on a separate return basis, and is recorded as a capital contribution from the Parent.

The Company recognizes uncertain tax positions that it has taken or expects to take on a tax return. Management has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company was to incur an income tax liability from an uncertain tax position in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. As of December 31, 2014, no interest or penalties were required to be recorded. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations, and interpretations thereof as well as other factors. Generally, federal, state, and local authorities may examine the tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2014.

The Company's Parent recognizes deferred tax assets and liabilities for the future tax consequences of events that have been recognized in its financial statements or income tax returns. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company's Parent prepares its tax returns on a cash basis. Accordingly, the Company computes deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences, which arise by utilizing these two accounting methods.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FAIR VALUE OF FINANCIAL INSTRUMENTS

Certain financial instruments are carried at cost on the statement of financial condition, which approximates fair value due to their short-term, highly liquid nature. These financial instruments include cash, accounts receivable, and accrued expenses and other liabilities.

NOTE 3 - RELATED PARTY TRANSACTIONS

Effective January 1, 2013, the Company, its Parent, and their broker-dealer affiliate ("Affiliate") entered into a new expense sharing agreement, renewing annually, (the "Expense Sharing Agreement") whereby the Parent provides certain services to the Company and Affiliate. These services, as defined in the Agreement, include office space and facilities, office support services, and administrative support services (including accounting, clerical, payroll administration, and information technology). Payments made in connection with providing these services are solely the responsibility of the Parent.

For the year ended December 31, 2014, expenses paid by the Parent and recorded as capital contributions to the Company totaled $191,313. Expenses paid by the Company and recorded as capital distributions to the Parent amounted to $9,086 for the year ended December 31, 2014.

The amount of income tax expense recorded as a capital contribution to the Company amounted to $115,000 for the year ended December 31, 2014.

NOTE 4 - INCOME TAXES

The provision for income taxes for the year ended December 31, 2014 consists of the following:

Current	$103,887
Deferred	11,113
Total	$115,000

NOTE 5 – RETIREMENT PLAN

Effective January 1, 2011, the Company established a 401(k) plan. Employees are fully vested on 401(k) salary deferrals. Substantially all employees are eligible to participate. The Company matches employee contributions at a rate of 50% of the first 6% that is contributed. Company contributions were approximately $7,375 for the year ended December 31, 2014.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. At December 31, 2014, the Company had net capital of $606,278 which was $601,278 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .02 to 1 at December 31, 2014.

NOTE 7- CONTINGENCIES

Since December 2011, the Company and certain of its employees, the Parent and certain other entities owned by the Parent (the "Respondents") received several informational subpoenas from the United States Securities and Exchange Commission relating to trading in the securities of Amlyn Pharmaceuticals and research pieces that the Company issued to its clients. In December 2014, the Company and several of its former employees, received a Wells Notice relating to this matter. The Respondents are cooperating fully. The Respondents do not maintain a trading desk or trade in securities. The Respondent's cooperation is based upon written research provided to its clients who may have traded in these securities. The Company cannot at this time predict the outcome of this matter and there can be no assurances that the ultimate outcome will not have a material adverse impact on the Company's financial position, results of operations or cash flows.

NOTE 8- RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contacts with Customers (Topic 606) including Amendments to Master Glossary and Background Information and Basis for Conclusions. The objective of the ASU is to improve financial reporting by clarifying when revenue is recognized by entities that enter into contracts with customers to transfer goods or services. ASU No. 2014-09 is effective for non-public companies for annual reporting periods beginning after December 15, 2017 and interim periods within annual periods beginning after December 15, 2018. Early adoption of these new standards is permitted,

NOTE 8- RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

however only as of an annual reporting period beginning after December 15, 2016, including interim periods within that reporting period.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

NOTE 9- CONCENTRATION OF CREDIT RISK

The Company maintains its cash with TD Bank N.A. Deposits with TD Bank N.A. are insured under the Federal Deposit Insurance Corporation for up to $250,000. Accounts in the Company's financial institution may, at times, exceed the federally insured limits. The Company has not incurred any losses related to this investment and believes the potential risk of loss to be minimal.